August 6, 2007

VIA EDGAR

Mr. Daniel Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

This letter, furnished today via EDGAR, sets forth West Corporation’s (“West” or the “Company”) response to the Staff’s comment letter, dated July 24, 2007, providing comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”). The response in this letter corresponds to the numbered paragraph of the comment letter. We have included the Staff’s comments along with West’s response to aid the review process.

Form 10-K for the year ended December 31, 2006

Filed February 28, 2007

File No. 000-21771

Item 1 – Business

Conferencing Services, page 7

Comment #1

You disclose that you entered into a sales and marketing agreement whereby you are the exclusive provider of conferencing services for Sprint and its customers, and that under that agreement, you have agreed to jointly market and sell conferencing services with Sprint. Please tell us how you intend to recognize the revenue earned from providing these services to Sprint customers and reference the accounting literature that you have relied upon.

Response #1

The tangible assets acquired in the acquisition by West’s wholly-owned subsidiary, InterCall, Inc. (“InterCall”), of the conferencing business of Sprint Corporation and Sprint Communications Company L.P. (“Sprint”) pursuant to the Asset Purchase Agreement (“Purchase Agreement”) were fixed assets, primarily conferencing bridges and call center equipment. The primary finite lived intangible asset acquired in this acquisition was the customer relationships. West acquired substantially all of the former Sprint conferencing customers in this acquisition.

Under the Purchase Agreement, even though the customer contracts, including all product, pricing and contracting authority and liability, were assigned to InterCall, Sprint earned an agency fee of 8.5% of net revenues for the existing conferencing clients

(“Payment Eligible Customers”). This fee is earned over the customer’s current contract term and, if the contract renewal began during the five-year term of the Joint Sales and Marketing Agreement (“Marketing Agreement”), for one renewal period. Payment Eligible Customers were identified as former Sprint Conferencing customers that were billed over $100,000 in annual conferencing fees in 2004 or were expected to be billed $100,000 or more in annual conferencing fees in 2005.

In an effort to grow the revenue from these existing customers and to take advantage of Sprint’s position in the telecommunications market and existing sales force we entered into the Marketing Agreement. Under the Marketing Agreement, all new conferencing business marketed by Sprint is executed as an InterCall contract with InterCall retaining all products, pricing and contracting authority and liability. Sprint has the right to quote to provide InterCall’s conferencing services (based on parameters set forth by InterCall) to a pre-defined list of prospects as an agent for InterCall. If the quote is accepted by the prospect, the prospect will enter into a contract with InterCall as a conferencing customer. The pre-defined list consists of Sprint’s largest strategic customers, at the time of purchase, each spending between $750,000 to over $5,000,000 annually. In addition, Sprint can register additional prospects with InterCall if Sprint estimates that the prospect may be billed $100,000 or more in conferencing services. Sprint earns an agency fee of 8.5% of net revenues earned by InterCall on the new conferencing clients during the five-year term. During 2006, we paid Sprint $4.9 million in agency fees related to new and previous customers.

In assessing whether conferencing revenue from these customers should be reported on a gross versus net basis we considered Emerging Issues Task Force Issue No. 99-19 Reporting Revenue Gross as a Principal Versus Net as an Agent (“EITF 99-19”). Under EITF 99-19 the indicators of gross revenue reporting as applied to the acquisition and the Marketing Agreement are: 1) InterCall is the obligor and performs all of the conferencing services under the arrangement, 2) InterCall has complete latitude in establishing the price for conferencing services and 3) InterCall determines the product or service specifications.

Based on the agreement between Sprint and InterCall and the guidance provided by EITF 99-19, we determined that the conferencing revenue from acquired Sprint conferencing customers and the agency fee paid to Sprint should be recorded gross with the agency fee being recorded as an expense in cost of sales.

Item 6 – Selected Financial Data, pages 27 and 28

Comment #2

We note that you have presented Adjusted EBITDA as a liquidity measure and reconciled the measure to cash flows from operating activities. Please tell us how you determined that the adjustments disclosed on page 27 are in accordance with Item 10(e)(1)(ii)(A) of Regulation S-K.

Response #2

The reconciliation of Adjusted EBITDA to EBITDA and EBITDA to cash flows from operating activities contains adjustments required to determine compliance with certain material covenants on our Senior Secured Term Loan Facility (our “Loan Facility”) discussed in the Form 10-K. Our Loan Facility is a material agreement of the company and has been filed as exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and is discussed in detail in the Form 10-K. Our ability to service borrowings under the Loan Facility and maintain compliance with the applicable covenants, particularly in light of our leveraged recapitalization transaction completed in October 2006, is material to an investor’s understanding of our financial condition and liquidity. Accordingly, as set forth in the Staff’s guidance contained in FAQ #10 from the Staff’s June 13, 2003 set of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQs”), we have presented information regarding our Adjusted EBITDA calculated in accordance with the Loan Facility.

In future annual filings and consistent with FAQ #10 from the FAQs, we will include in the Liquidity and Capital Resources section of our MD&A a discussion regarding the actual or reasonably likely effects of compliance or non-compliance with the covenants on the company’s financial condition and liquidity and the actual calculation compared to covenant requirement.

Note 3 – Mergers and Acquisitions

Sprint Conferencing Assets, page F-14

Comment #3

You disclose that you acquired the conferencing-related assets of Sprint Corporation for a purchase price of $207 million in cash, which you have appeared to account for as a business acquisition. Please provide us with you analysis under EITF 98-3 as to whether this was a business or asset acquisition.

Response #3

We did account for the purchase of the conferencing-related assets of Sprint Corporation as a business combination and did come to that conclusion using the framework provided in EITF 98-3. Paragraph 6 of EITF 98-3 defines a business as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

Pursuant to the Purchase Agreement, InterCall purchased an identified set of assets including but not limited to “any and all other assets of Seller or its Affiliates used exclusively in the Business”. In the Purchase agreement, “Business” is defined as “the business of providing Conferencing Services.” The “Conferencing Services” definition includes “the audio, video and web-based conferencing products and services with similar functionality to those provided by Sprint, Seller or any of their Affiliates as of the Closing Date and the sale or provision of premise based equipment marketed primarily for use in audio, video or web-based conferencing”.

Using the framework provided in EITF 98-3 we performed an assessment of the Sprint transaction. The first step was to identify the elements included in the transferred set. The Sprint transaction included:

•	Customer contracts (West acquired substantially all of the former Sprint Conferencing customers).

•	Long-lived assets (conferencing bridges).

•	Government Permits.

•	Equipment, furniture and other personal property.

•	Personal property leases.

•	Certain employees (operators and designated operations personnel, approximately 70 employees in total).

•	Call center and data center operating leases.

•	Processes (call center standards, operational processes and protocols).

•	Contracts and other agreements other than with customers.

The second step was the identification of any elements missing that would prevent the conduct of normal operations. The Sprint transaction did not include:

•	Certain employees (sales, marketing, accounting and management)

•	Certain processes (billing platform, payroll and financial accounting systems).

The third step was an assessment of the missing elements as to whether the missing elements cause the company to conclude that the transferred set is not a business. The assessment is based on the degree of difficulty or the level of investment necessary to obtain access to or to acquire the missing elements.

Sales and marketing employees are necessary, but not unique or scarce, to conduct the activities of the set. We entered into a separate Marketing Agreement with Sprint to facilitate this activity through a transition period and to maintain and grow the customer base. These minor activities were integrated into InterCall’s sales and marketing team, which provided for synergistic cost savings. Likewise, the accounting and management employees and technicians are necessary, but not unique or scarce, to conduct the activities of the set. However, these functions were minor activities and similar to activities that we conducted in our InterCall operations, and in order to achieve synergies from the acquisition we integrated these functions into InterCall’s operations without significant additional costs.

A billing platform is necessary, but not unique or scarce, to conduct the activities of the set; however we entered into a billing arrangement with Sprint for the eighteen month period following the transaction until the former Sprint Conferencing customers could be migrated to the InterCall billing platform. Payroll and financial accounting systems are necessary, but not unique or scarce, to conduct the activities of the set. However, these functions were minor and absorbed immediately by InterCall on a synergistic basis. In summary, the administrative assets and applications that were integrated into the InterCall infrastructure in the Sprint Conferencing acquisition were minor activities and similar to administrative assets and applications integrated in previous acquisitions of independent conferencing companies acquired by InterCall.

In conclusion, the acquired activities and assets in the Sprint Conferencing acquisition included the significant inputs, processes and outputs that are used to generate and sustain a revenue stream. The missing elements were minor administrative assets and applications that could be replaced by similar infrastructure in our existing business. Therefore, we have determined that the set of activities and assets acquired is a business and contains all the inputs and processes necessary for it to conduct normal operations after the transfer and accordingly, the acquisition should be accounted for as a business combination in accordance with EITF 98-3.

Closing

West Corporation hereby represents that:

•	West Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	West Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The response is supplemental information which the Company is furnishing as correspondence in EDGAR. Please contact me at 402-963-1241 with Staff questions or comments on this response letter.

Very truly yours,

Paul M. Mendlik

Executive Vice President
Chief Financial Officer—Treasurer